Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 7, 2026

FAIRFAX PARTNERS WITH WITTINGTON INVESTMENTS IN ACQUISITION OF BOOTS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has entered into agreements to partner with Wittington Investments, Limited (“Wittington”), the holding company of the Weston family based in Canada, to acquire from The Boots Group the Boots retail operations in the UK and Ireland, the Boots Opticians business, the No7 Beauty Company, and Boots’ Thailand and franchised businesses (collectively, “Boots”) for a total purchase price of approximately US$8.9 billion (inclusive of assumed debt) (the “Transaction”).

“We are very pleased to partner with Galen Weston and the Wittington team to acquire Boots, a leading historic brand in the UK and Ireland,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “For many years, the Westons have grown and developed some of the most successful retail brands in Canada, including in pharmacy and beauty, and we are very confident that Wittington will be an excellent steward of the Boots business and a terrific partner to Fairfax.”

“Boots is one of Britain’s most enduring businesses, with a rich heritage, a trusted name and a vital role in everyday life across the UK and Ireland,” said Galen Weston. “We have great respect for Boots’ legacy and leading market position. We see a meaningful opportunity to make a great business even better, through stable, long-term ownership, further capital investment and renewed operating focus required to serve customers with excellence for generations to come. We are delighted to partner with Fairfax, which brings an extensive track record of long-term investing in leading retail brands, and shares our conviction in Boots’ future.”

In connection with the Transaction, Fairfax entered into an equity commitment letter pursuant to which it has agreed to provide, or cause an affiliate of it to provide, up to approximately US$2.3 billion for the purposes of satisfying the purchase price to be paid for Boots. Following the closing of the Transaction, it is expected that Fairfax will own 50% of the equity of Boots, with Wittington having operational control and Galen Weston serving as Chair of Boots. The Transaction is subject to customary closing conditions and is expected to be completed in the first quarter of 2027. The transaction does not include The Boots Group’s other interests in Farmacias Benavides and Alliance Healthcare Deutschland which will be retained by their current owner.

Wittington Investments, Limited is the private holding company for the Weston family based in Canada. It is the controlling shareholder of George Weston Limited – and through it, Loblaw Companies Limited and Choice Properties. With more than 2,800 locations, Loblaw is Canada’s largest grocery retailer and owns Shopper Drug Mart, the nation’s largest pharmacy, health and beauty business. Choice Properties, Canada’s largest Real Estate Investment Trust (REIT), has a portfolio comprised of approximately 700 high-quality properties across three strategic asset classes, including 44.6 million square feet of necessity-based retail.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such forward-looking statements may include, among other things, statements regarding the Transaction, the timing of completion thereof and expectations regarding future performance of Boots. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the failure to successfully complete the Transaction on the terms and timeframes contemplated; our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our base shelf prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.